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                                                                       EXHIBIT D

                                                               29 September 1997

AGREEMENT REACHED FOR F H FAULDING & CO LIMITED TO
ACQUIRE MINORITY INTERESTS IN FAULDING INC

Adelaide, South Australia and Elizabeth, New Jersey -- 29 September 1997 - Faulding Inc (NASDAQ:FAUL) and F H Faulding & Co Limited (ASX:FHF) announced today an agreement pursuant to which F H Faulding will acquire all of the outstanding shares of Faulding Inc's common stock that it does not already own for a cash price of US$13.50 per share.

F H Faulding currently owns approximately 71% of the outstanding common stock of Faulding Inc. The purchase of the remaining 29% will cost approximately US$79 million. The company will also incur transaction costs and all outstanding options held by Faulding Inc employees will be paid out at an after tax cost of approximately US$3.5m.

The transaction will be structured as a reverse stock split which will result in Faulding Inc's stockholders (other than F H Faulding) receiving cash for all of their shares.

In approving the agreement, the Board of Directors of Faulding Inc acted upon the unanimous recommendation of a Special Committee of its independent directors that the transaction at US$13.50 per share, is fair to and in the best interests of the minority stockholders of Faulding Inc. Oppenheimer & Co., Inc. has rendered an opinion to the Special Committee and the Board that the consideration to be received by the stockholders of Faulding Inc. (other than F H Faulding) is fair from a financial point of view.

On 3 June 1997, F H Faulding made a proposal to Faulding Inc to acquire all of the shares of Faulding Inc's common stock that it did not already own at a price of US$12 per share. Faulding Inc thereafter established the Special Committee to consider the proposal. The Special Committee was assisted in its evaluation of the proposal and its negotiations with F H Faulding by independent financial and legal advisers.

The transaction is subject to the approval of Faulding Inc's minority stockholders. A special meeting of stockholders is expected to be scheduled for 15 December 1997 to consider and vote upon the transaction.




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Faulding Inc and F H Faulding also announced an agreement in principle to settle four purported class actions which had been commenced in the Delaware Chancery Court challenging the transaction. The actions were all filed in June and named Faulding Inc, its directors and F H Faulding as defendants. In accordance with the terms of the settlement, it has been agreed that all of the claims will be dismissed. The settlement is subject to confirmation by the Chancery Court.

Details of the equity issue to partially fund the acquisition will be announced separately.

For further information please contact:

     Dr Ed Tweddell
     Group Managing Director/Chief Executive Officer
     F H Faulding & Co Limited
     Telephone: +61 8 8205 6500

     Mr Peter Maloney
     Chief Financial Officer
     F H Faulding & Co Limited
     Telephone: +61 8 8205 6500

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